August 13, 2024

Mr. David Orlic

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comments on Preliminary Proxy Statement filed on behalf of FinTrust Income and Opportunity Fund (the “Fund”), a series of 360 Funds (the “Trust”) (File Nos. 333-123290 and 811-21726)

Dear Mr. Orlic:

This letter provides the Trust’s responses to your comments on Monday, August 12, 2024, on the preliminary proxy statement filed on behalf of the Fund on Thursday, August 1, 2024. For your convenience, I have summarized the comments in this letter and provided the Trust’s response to each comment below.

General

1.	Comment: Per the proxy rules, please mark the proxy statement as a preliminary copy in future filings.

Response: The Trust will mark future preliminary proxy statements accordingly.

Shareholder Letter

2.	Comment: The first paragraph refers to M3Sixty Capital, LLC (“M3Sixty Capital”) as the Fund’s investment adviser. Please revise the disclosure to state that M3Sixty Capital is the new adviser under the proposed investment advisory agreement.

Response: The Fund has revised the disclosure.

Q & A

3.	Comment: Regarding why the Board recommends that shareholders approve the New Advisory Agreement, please disclose if it considered finding another investment adviser to manage the Fund.

Response: The Trust has added the disclosure, stating that it “considered seeking additional proposals to manage the Fund, but determined that the timeline did not permit such a search. Additionally, the Board noted that the New Adviser would hire at least one member of the portfolio management team at the Current Adviser, providing continuity of management for the shareholders.”

Proxy Statement

4.	Comment: The staff notes that the shareholder letter refers to M3Sixty Capital as the “Adviser,” while the proxy statement refers to it as the “New Adviser.” Please make the references consistent throughout the document.

Response: The Trust has revised the disclosure to refer to M3Sixty Capital as the “New Adviser.”

5.	Comment: In the section “Information Concerning the New Adviser,” please disclose the New Adviser’s ownership per Item 22(c) of Schedule 14A.

Response: The Trust has revised the disclosure to include the ownership information.

6.	Comment: Under the section “Information on the New Expense Limitation Agreement,” please clarify for shareholders that there will be no recoupment of amounts waived by the current investment adviser.

Response: The Trust has added the clarification.

7.	Comment: In the section “Quorum and Method Tabulation,” please add to the second sentence that “If the proxy is properly executed and no instructions are given, it will be voted in favor of the proposal.” (Emphasis added.)

Response: The Trust has added the statement.

8.	Comment: On Schedule A-1 to the Investment Advisory Agreement the Fund’s name is different. Please explain to the shareholders that the Fund is changing its name.

Response: The Trust has added a statement to the sections that summarize the transaction that the Fund’s name will be changed to M3Sixty Income and Opportunity Fund.

Please contact me at (513) 991-8472 if you have any questions or comments on the responses in this letter.

Sincerely,

/s/ Bo James Howell
Bo J. Howell Managing Director FinTech Law, LLC